

SEC 10031480 MISSION

BD 8/13

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SEC Mail Processing Section

JUL 30 2010

Washington, DC

SEC FILE NUMBER
8- 51281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2009 (MM/DD/YY) AND ENDING 05/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAX INTERNATIONAL BROKER DEALER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE SUITE 503
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOLLY HABER 212-809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO.,LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 8/17

OATH OR AFFIRMATION

I, HOLLY HABER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAX INTERNATIONAL BROKER DEALER CORP., as of MAY 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

VIKKY WOO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK
COMMISSION # 01WO6210935
COMMISSION EXPIRES: 09/08/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MAY 31, 2010

MAX INTERNATIONAL BROKER DEALER CORP.

CONTENTS



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.

We have audited the statement of financial condition of **Max International Broker Dealer Corp.** as of May 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
July 29, 2010

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

	May 31, 2010
ASSETS	
Cash and cash equivalents	$ 456,856
Deposit with clearing broker	50,000
Investments in securities, at fair value	7,431
Receivable from broker-dealer	299,431
Property and equipment (net of accumulated depreciation and amortization of $173,261)	23,219
Other assets	63,896
Total assets	$ 900,833
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Loans payable	$ 4,360
Income taxes payable	8,936
Commissions payable	134,702
Accounts payable and accrued expenses	471,182
Total liabilities	619,180
Shareholders' equity	
Common stock $0.2075 par value (200,000 shares authorized, 117,000 shares issued, and 18,000 outstanding)	24,278
Additional paid-in capital	41,425
Retained earnings	236,493
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	281,653
Total liabilities and shareholders' equity	$ 900,833

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Max International Broker Dealer Corp. (the "Company") commenced business as a registered broker-dealer of securities in April 1999. In this capacity, the Company executes agency transactions for its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances, savings accounts, and short-term money market funds.

Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (Continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement. The Company had no investments that would be categorized as Level 2 or 3 in the fair value hierarchy at May 31, 2010.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

Income Taxes and Deferred Income Taxes

The Company is liable for federal, state and local taxes as applicable. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Fair Value Measurements

The Company's assets are recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's Significant Accounting Policies in Note 1.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets (at fair value)				
Investments in securities				
Common stocks	$ 7,431	$ -	$ -	$ 7,431

3. Property and Equipment, Net

Property and equipment consist of the following:

Computer and office equipment	$ 105,968
Leasehold improvements	41,048
Telephone equipment	49,464
	196,480
Less: Accumulated depreciation and amortization	(173,261)
	$ 23,219

Depreciation and amortization expense for the year ended May 31, 2010 was $22,186.

4. Loans Payable

The Company has an unsecured $15,000 line of credit all of which was available as of May 31, 2010. The credit line is subject to an annual renewal and it is payable on demand. Interest is payable monthly at the prime rate plus 6%.

The Company is also obligated under a business installment loan in the amount of $4,360. This obligation is payable in monthly installments of $1,494 which includes principal and interest at the rate of 7.15% per annum. The loan matures on July 28, 2010 and is collateralized by substantially all the assets of the Company.

Interest expense for the year ended May 31, 2010 aggregated $1,222.

5. Provision for Income Taxes

The provision for income taxes includes federal, state and city tax liabilities aggregated $8,936.

6. Financial Instruments with Off Balance Sheet Risk or Concentration of Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts its business is unable to fulfill contractual obligations on its behalf.

6. Financial Instruments with Off Balance Sheet Risk or Concentration of Credit Risk (Continued)

The Company's policy is to continuously monitor its exposure to market and counter-party risks through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2010, there were no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

The Company maintains its cash balances in two banks which are insured by the Federal Deposit Insurance Corporation (FDIC) which at times may exceed federally insured limits.

7. Commitments

The Company leases facilities under various lease and sublease agreements expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

May 31, 2011	$ 124,760
2012	117,138
Total	$ 241,898

Rent expense for the year ended May 31, 2010 was $189,202 (including sublease payments to a party related to the majority shareholder, aggregating $45,600).

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2010, the Company had net capital of $193,423, which was $152,144 in excess of its required net capital of $41,279. The Company's ratio of aggregate indebtedness to net capital was 3.20 to 1.

9. Related Party Transactions

For the year ended May 31, 2010, the Company incurred consulting fees, travel, and rent expenses in the amount of $178,375 paid to entities related to the majority shareholder.

10. Contingencies

In the ordinary course of business, the Company is party to various claims, pending litigation and arbitration matters, including examinations of regulatory authorities, which it vigorously defends. In the opinion of management, resolution of these matters will not have a material effect on the financial condition of the Company.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure from January 1, 2010 through July 29, 2010, the date the financial statements were available to be issued, and has not identified any additional subsequent events required adjustment or disclosure, in these financial statements.